SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CORPORATE EVENTS CALENDAR
2011
07/27/2011
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Director of Investor Relations (CFO)	Name: Marcela Aparecida Drehmer Andrade
E-mail: braskem-ri@braskem.com.br
Phone: (+55 11) 3576-9735 / 3576-9531
Fax: (+55 11) 3576-9532
Responsible for Investor Relations Area (IRO)	Name: Luciana Paulo Ferreira
E-mail: luciana.ferreira@braskem.com.br
Phone: (+55 11) 3576-9531
Fax: (+55 11) 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia Jornal A Tarde (Bahia) Jornal Valor Econômico

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2010
Event	DATE
Accessible to Stockholders	03.17.2011
Publication	03.18.2011
Submission to BM&FBOVESPA	03.17.2011

Standardized Financial Statement (DFP), as of 12/31/2010
EVENT	DATE
Submission to BM&FBOVESPA	03.17.2011

Annual Financial Statement, in 20F Form, as of 12/31 /2010
EVENT	DATE
Submission to BM&FBOVESPA	06.10.2011

Reference Form, as of 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	05.31.2011

Quarterly Financial Statements – ITR

EVENT - Submission to BM&FBOVESPA	DATE
Referring to 1st quarter 2011	05.12.2011
Referring to 2nd quarter 2011	08.11.2011
Referring to 3rd quarter 2011	11.10.2011

Quarterly Information in English

EVENT – Submission to BM&FBOVESPA	DATE
Referring to 4th quarter 2010	03.30.2011
Referring to 1st quarter 2011	05.24.2011
Referring to 2nd quarter 2011	08.17.2011
Referring to 3rd quarter 2011	11.16.2011

1

Ordinary Shareholders Meeting

EVENT	DATE
Publication of the Call Notice	04.14.2011
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	04.14.2011
Ordinary and Extraordinary Shareholders Meeting (1st Call Notice)	04.29.2011
Submission of the Minutes of the Ordinary and Extraordinary Shareholders Meeting to BM&FBOVESPA	04.29.2011

Extraordinary Shareholders Meeting

EVENT	DATE
Publication of the Call Notice of ESM 01.31.2011	01.13.2011
Submission of the Call Notice of ESM 01.31.2011o BM&FBOVESPA accompanied by the Administrative Proposal, when available	01.13.2011
Extraordinary Shareholders Meeting (1st Call Notice) 01.31.2011	01.31.2011
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	01.31.2011

Meetings with Analysts, open to the Public

EVENT – (BR ET)	DATE
Meetings with analysts in São Paulo - SP / 2010 Results Intercontinetal Hotel, Alameda Santos, 1123	03.22.2011
Meetings with analysts in Rio de Janeiro - RJ / 2010 Results Marriot Hotel, Atlantica Av., 2600 – Copacabana	04.04.2011
Meetings with analysts in Porto Alegre - RS / 2010 Results Sheraton Hotel, Olavo Barreto Viana St., 18 – Moinhos de Vento	04.01.2011
Meetings with analysts in São Paulo – SP / 2Q11 Results Intercontinetal Hotel, Alameda Santos, 1123	08.16.2011

Conference Call (optional)

EVENT	DATE
2010 National and International Conference Call	03.18.2011
1st quarter 2011 National and International Conference Call	05.13.2011
2nd quarter 2011 National and International Conference Call	08.15.2011
3rd quarter 2011 National and International Conference Call	11.11.2011

Board of Directors Meeting

EVENT	DATE
Resignation of members of the Board of Directors	01.13.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 01.13.2011	01.13.2011
Change in the Composition of the Finance and Investments Committee of Braskem’s Board of Directors; Oxigen and Nitrogen Supply Contract; 2011 Calendar Review;	02.09.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 02.09.2011	02.09.2011
Referring to Fiscal Year 2010	03.16.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 03.16.2011	03.16.2011
Commercial Agreement on the Ethane, Propane and Refinery Gas Purchase Agreement entered into between Rio Polímeros S/A (“RioPol”) and Petróleo Brasileiro S/A (“Petrobras”) and Construction of the new Butadiene Unit with production capacity of 100Kt/year in Rio Grande do Sul	03.29.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 03.29.2011	03.29.2011
Referring to 1st quarter 2011	05.11.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 05.11.2011	05.11.2011
Disposal by Cetrel S.A. (“Cetrel”) of its interest in the corporate capital of Cetrel Lumina Tecnologia e Engenharia Ambiental Ltda., Paraxylene Purchase and Sale Agreement between Braskem S.A. and Companhia Petroquímica de Pernambuco – Petroquímica Suape, Issue of Debt Securities in the Capital Market (“Notes”), Contracting of part of basic engineering for the development of the integrated petrochemical project in Mexico.	06.15.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 06.15.2011	06.15.2011
Acquisition, by Braskem, of the polypropylene business of Dow Chemical Company	07.26.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 07.26.2011	07.27.2011
Referring to 2nd quarter 2011	08.10.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA / 08.10.2011	08.10.2011
Referring to 3rd quarter 2011	11.09.2011
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 11.09.2011	11.09.2011

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.